SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry: 29.300.006.939

Publicly Held Company

MATERIAL FACT

Braskem S.A. ("Braskem" or "Company"), pursuant to CVM Resolution 44/21 and in continuity with the Material Fact disclosed on December 2, 2024, hereby informs the market in general that the new Chief Executive Officer of the Company, Mr. Roberto Prisco Paraiso Ramos, will begin a process of reformulating the current Executive Officer of the Company, as indicated below:

(i)	Appointment of Mr. Felipe Montoro Jens replacing Mr. Pedro van Langendonck Teixeira de Freitas, Chief Financial and Investor Relations Officer.
(ii)	Appointment of Mr. Stefan Lepecki replacing Mr. Edison Terra Filho, responsible for the Olefins & Polyolefins South America Unit, and Mr. Marcelo de Oliveira Cerqueira, responsible for Brazil Manufacturing and Global Industrial Operations.
(iii)	Appointment of Mr. Andre Amaro da Silveira replacing Mr. Marcelo Arantes de Carvalho, responsible for People and Communication.
(iv)	Appointment of Mr. Geraldo Vilaça Netto as Executive Officer responsible for the legal area, a position that will be statutory again.

Other specific changes will also be made in positions in subsidiaries and non-statutory positions in the Company, including the appointment of Mr. Nir Lander, as Chief Compliance Officer (CCO), replacing Mr. Everson Bassinello.

Felipe Montoro Jens, over 30 years of professional experience, has served as a member of the Board of Directors, Chief Executive Officer (CEO), Chief Financial Officer (CFO), Chief Investment Officer (CIO) and Managing Director in different companies, from Novonor and other groups, in the areas of infrastructure (highways, ports and airports, generation, transmission and distribution of electricity, basic sanitation and properties, via Concessions and PPPs) and industrial (chemical and petrochemical, oil and gas, sugar and ethanol), both in Brazil and abroad (UK, US, Portugal, Singapore), having been responsible more recently for the corporate restructuring and sale of assets of the Novonor Group. Working in C-Level positions in different companies and countries, he has structured and implemented a wide variety of global financial operations, obtaining resources in the market, both in green-field investments (Project Finance, Lease Finance) and in corporate operations (M&As, Bonds, Debentures, Cash & Liability Management). In addition to the financial achievements, Mr. Felipe Jens has worked in a relevant manner in the areas of governance and organizational restructuring (Turnaround, Judicial Reorganizations), including monitoring and compliance activities. He holds a degree in Business Administration from Fundação Getúlio Vargas – FGV/EASP and a master's degree in International Management (MIM) from Thunderbird, The American School of International Management.

Stefan Lepecki has been the Chief Executive Officer of Braskem Idesa since 2017. He has more than 30 years of experience in the petrochemical sector, has served as a leader of large multicultural teams, in various business areas. He served as director of the Ethylene XXI Project, in Mexico, from 2010 to 2016, having worked at Braskem S.A. between 1991 and 2010 in the areas of Information Technology and Shared Services, Corporate Controllership, Industrial Planning, Industrial Automation, among others. He has been Vice President and Member of the Executive Committee of ANIQ – National Association of the Chemical Industry, in Mexico, since 2017, and Officer of APLA – Latin American Petrochemical Association, since 2019. He was a member of the National Council of CCE – Business Coordinating Council – Mexico between 2020 and 2022. He holds a degree in Mechanical Engineering from the Federal University of Rio de Janeiro and an MBA in Business Management from Fundação Getúlio Vargas.

André Amaro da Silveira was elected a member of Braskem's Board of Directors in 2023 and 2024 and worked at the Novonor Group from 1988 to 2018. He began his career in heavy infrastructure projects and led Novonor's investments in the concession of public services in Brazil, Argentina and Portugal. During this period, he was also director of Project Finance and Export at CNO, Vice President of Planning and People at Braskem, Vice President of Human Resources at Novonor, President of Novonor Properties and Novonor Defesa e Tecnologia and Chairman of the Board of Directors of Redram Construtora de Obras S.A. He holds a degree in Civil Engineering from the Federal University of Minas Gerais and a master's degree in Business Administration from IMD.

Geraldo Vilaça Netto has more than 20 years of professional experience, having worked in law firms and legal departments of companies, in which he held leadership and executive positions. He participated as a member of the Boards of Directors of companies operating in the sanitation, technology and sugar and alcohol sectors. Mr. Geraldo Vilaça Netto has advised companies in various sectors, notably in the infrastructure sector, with emphasis on the areas of project structuring, contractual, litigation, regulatory and M&A. In his practice, he has accumulated experience in strategic business litigation management, complex negotiations and crisis management, proposing and executing legal and business theses and strategies with different counterparties. public and private. He holds a degree in Law from the Federal University of Bahia and a master's degree in Civil Law from PUC-SP.

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Nir Lander has more than 23 years of professional experience in Internal Audit, Compliance, Corporate Fraud and Risk Management, in which he holds international specializations and certifications. In 2018, he was recognized by the "Compliance on TOP" survey as one of the 20 most admired Compliance professionals in Brazil. He joined Ocyan in 2016 as Chief Compliance Officer, where he led the implementation of the Integrity Program and the Internal Audit area. Nir is also a Member of the Board of Trustees of the Norberto Odebrecht Foundation and an independent member of the Audit Committee of the Sistel Social Security Foundation. He holds a degree in Electrical and Telecommunications Engineering from CEFET-RJ and a postgraduate degree in Information Security from UNI-Rio, an MBA in Strategic Business Management from IBMEC-RJ, a member of the Audit Committee from IBGC and Executive Education from Wharton Business School (PA/USA) and Columbia Business School (NY/USA).

The nominations of the new Statutory Officers will be formally submitted to Braskem's People and Organization Committee (CPO) and Board of Directors, as well as the nomination of the new CCO to the Statutory Compliance and Audit Committee (CCAE). Once the appointments are approved, the Statutory Officers will take office during the month of December 2024.

The Company clarifies that it has been informed by its controlling shareholder Novonor S.A. – In Judicial Reorganization that the appointment of the new Executive Officers does not change the plans related to the eventual transaction involving the control of the Company.

Braskem and its members thank the Executive Officers who will be replaced by coexistence and leadership over the past few years.

Additional information can be obtained from the Investor Relations Department by calling (11) 3576-9531 or by e-mail braskem-ri@braskem.com.br.

São Paulo, December 2, 2024.

Pedro van Langendonck Teixeira de Freitas Chief Financial and Investor Relations Officer Braskem S.A.	Roberto Prisco Paraíso Ramos Chief Executive Officer Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This Material Fact may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan”, “objective” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond  the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the  geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.